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                               Exhibit (a)(1)(G)

                                [KINGSWAY LOGO]

KINGSWAY FINANCIAL SERVICES ANNOUNCES TENDER OFFER TO ACQUIRE AMERICAN COUNTRY

  TORONTO, ONTARIO (FEBRUARY 27, 2002)--Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced today that it has begun a tender offer to purchase all of the issued and outstanding Common Stock and Series A Convertible Preferred Stock and all Class A Common Stock Purchase Warrants of American Country Holdings Inc. ("American Country"). The consideration being offered in the tender offer is U.S $2.10 for each share of Common Stock, U.S. $12 for each share of Preferred Stock (plus an amount to reflect the value of accrued dividends at expiration of the offer) and U.S. $0.175 for each Class A Common Stock Purchase Warrant, in each case net to the seller in cash.

  Based on the U.S. $1.38 closing price of the American Country Common Stock on the NASDAQ Small Cap Market on February 19th, 2002, the last day on which the American Country Common Stock traded, the offer represents a 52% premium to this price. "Although the Board of American Country has not approved this offer or otherwise commented on it as of this date, we believe that the Offer represents full and fair value to the American Country shareholders and encourage American Country shareholders to tender into the Offer", said William G. Star, Chairman, President and Chief Executive Officer of Kingsway. The Offer expires at 12:00 midnight (New York City time), on Monday, April 1, 2002.

  The offer is conditioned upon, among other things (1) the tender of common and preferred stock representing, together with shares already owned by Kingsway and its subsidiaries, at least the majority of the total voting stock of American Country, (2) Kingsway being satisfied in its sole discretion that the restrictions of Section 203 of the Delaware General Corporation Law would not apply to Kingsway in connection with the offer, and (3) the receipt of any required insurance regulatory approvals, including that of the Illinois Director of Insurance. If the conditions to the offer are met and Kingsway accepts the tendered securities for payment, Kingsway expects that the offer will be followed by a merger or similar transaction at the same price. The offer is not conditioned on financing.

  According to American Country's most recently publicly filed reports, there were approximately 9.6 million shares of common stock outstanding and there were 305,000 preferred shares outstanding (convertible into 1,742,855 common shares). The preferred shares vote together with the common shares on an as-converted basis. Kingsway beneficially owns approximately 555,500 shares of common stock and 100,000 shares (convertible into 571,429 common shares) of preferred stock of American Country.

  In connection with the offer, Advest, Inc. has been retained as the Dealer Manager and Mellon Investor Services LLC as the Information Agent. Kingsway Financial Services Inc. is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol "KFS'. The common shares of American Country are listed and principally traded on the NASDAQ Small Cap Market under the trading symbol "ACHI'.

                                    * * * *

  THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF AMERICAN COUNTRY. AT THE TIME THE OFFER IS COMMENCED, KINGSWAY WILL FILE A TENDER OFFER STATEMENT AND AMERICAN COUNTRY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. AMERICAN COUNTRY SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION, BOTH OF WHICH WILL BE FILED WITH THE SEC. THE
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TENDER OFFER (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND
RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF AMERICAN COUNTRY, AT NO EXPENSE TO THEM, BY CONTACTING MELLON INVESTOR SERVICES LLC AT (888) 509-7935. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

FORWARD LOOKING STATEMENTS

  The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

ABOUT THE COMPANY

  Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated "BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

FOR FURTHER INFORMATION, PLEASE CONTACT:
SHAUN JACKSON
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TEL: (905) 629-7888
FAX: (905) 629-5008
WEB SITE: WWW.KINGSWAY-FINANCIAL.COM